April 22, 2010

Mr. John G. Davis
One Parkview Plaza
Suite 600
Oakbrook Terrace, IL 60181

Re: IronBridge Funds, Inc.
File Nos.: 811-22397 and 333-165633

Dear Mr. Davis:

We have reviewed the registration statement on Form N-1A for the
IronBridge Funds, Inc. (the "Company") filed with the Commission on March
23, 2010. The registration statement has four series, the IronBridge
Frontegra Small Cap Fund, the IronBridge Frontegra SMID Fund, the
IronBridge Frontegra Global Focus Fund, and the IronBridge Large Cap
Fund (each a "Fund" or collectively the "Funds"). Based on our review of the
registration statement, we have the following comments. The captions we
use below correspond to the captions the Company uses in its registration
statement.

Prospectus

Cover Page

The information immediately following the cover page should be deleted
or moved to a section later in the prospectus. This information is neither
required nor permitted by Item 2 of Form N-1A. See General Instruction
C.3.(b) of Form N-1A.

Page 1, IronBridge Frontegra Small Cap Fund

Please delete the paragraph that precedes the investment objective. This
information is neither required nor permitted by Item 2 of Form N-1A. See
General Instruction C.3.(b) of Form N-1A.

Page 1, Portfolio Fees and Expenses

Please revise the parenthetical language following Annual Fund Operating Expenses to read *(expenses that you pay each year as a percentage of the value of your investment).* See Item 3 of Form N-1A.

Please delete footnote (1) to the fee table and, if in excess of .01%, disclose these fees and expenses in a subcaption of Annual Fund Operating Expenses. See Instruction 3(f)(i) to Item 3 of Form N-1A.

Footnote (2) and its corresponding caption in the fee table should be deleted because the fee waiver provision is not in effect.

Page 2, Principal Investment Strategies

Please disclose the market capitalization range of the Russell 2000 Index as of a recent date. We may have additional comments.

The Principal Investment Risks section discusses the risks of investing in American Depository Receipts and Global Depository Receipts. Please provide a discussion of these investment strategies in this section.

Page 2, Principal Investment Risks

Please disclose the risk of loss of money. See Item 4(b)(1)(i) of Form N-1A.

Pages 3-4, Performance

Please delete the second paragraph of this section describing the Russell 2000 Index. This information is neither required nor permitted by Item 4 of Form N-1A. See General Instruction C.3.(b) of Form N-1A.

The asterisk following the table should be deleted and the information shown in a parenthetical to the table.

The last sentence of the final paragraph of this section should be deleted. This information is neither required nor permitted by Item 4 of Form N-1A. See General Instruction C.3.(b) of Form N-1A.

<u>Page 4, Management</u>

The references to the portfolio managers positions with the adviser should be deleted and replaced by their length of service as portfolio managers to the fund. See Item 5(b) to Form N-1A.

<u>Page 4, Purchase and Sale of Small Cap Fund Shares</u>

The final paragraph in this section should be deleted. This information is neither required nor permitted in its current location by Form N-1A. See General Instruction C.3.(b) of Form N-1A.

<u>Page 4, Tax Information</u>

The first sentence of this discussion should be revised pursuant to the requirements of Item 7 of Form N-1A.

IronBridge Frontegra SMID Fund

Please comply with the comments given on similar disclosure contained in the Small Cap Fund. Also, please number *all* pages of the prospectus consecutively, rather than starting over at page 1 for each new fund.

<u>Page 1, Portfolio Fees and Expenses</u>

Please revise "Net Expenses" to read "Total Annual Fund Operating Expenses after Fee Waiver".

<u>Page 2, Expense Example</u>

Please confirm that the impact of the fee waiver is reflected in the expense example only for the period(s) it is expected to be in place.

<u>Page 4, Performance</u>

Please delete the first sentence of the final paragraph of this section and move it to the narrative preceding the performance table.

IronBridge Frontegra Global Focus Fund

Please comply with the comments given on similar disclosure contained in the Small Cap and SMID Funds.

IronBridge Frontegra Large Cap Fund

Please comply with the comments given on similar disclosure contained in the Small Cap and SMID Funds.

Page 2, Principal Investment Strategies

Please provide a basis for the definition of large cap as exceeding $5 billion, since in comparison SMID Fund defines medium market capitalization as up to $10 billion.

Page 3, Additional Information on Principal Risks of Investing in the Funds

Please provide specific risk disclosure for each of the Funds.

Page 10, Market Timing Policy

Disclosure in this section states that the Board of Directors of the Funds has adopted policies to discourage frequent trading. Please describe these policies with specificity. See Item 11(e)(4)(iii) of Form N-1A.

Statement of Additional Information

Directors and Officers

Disclose whether the chairman of the board is an interested person of the Fund and whether the Fund has a lead independent director. Also, disclose the extent of the board's role in the risk oversight of the Funds, such as how the board administers its oversight function and the effect that this has on the board's leadership structure. See Item 17(b)(1) of Form N-1A.

For *each* director to be named, briefly discuss the specific experience, attributes, or skills, as well as qualifications that led to the conclusion that the person should serve as a director of the Funds. See Item 17(b)(10) of Form N-1A.

General Comments

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Please respond to this letter in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. You should provide a response to all comments. Where no change is made in the filing in response to a comment, please so indicate in a supplemental letter for the information of the staff and briefly state the basis for such position. Please note the Rule 472 requirement for copies marked to show changes from the previous filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please direct any questions you may have regarding the filing or this letter of comment to me at (202) 551-6986.

Sincerely,

Patricia P. Williams
Accountant/Analyst